Filed by ViewPoint Financial Group, Inc.
Commission File No: 001-34737
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LegacyTexas Group, Inc.
Commission File No: 001-34737
Forward Looking Statements
When used in filings by ViewPoint Financial Group, Inc. (“ViewPoint”) with the Securities and Exchange Commission (the “SEC”) in ViewPoint’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “intends” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, including, among other things: the expected cost savings, synergies and other financial benefits from the ViewPoint-LegacyTexas merger (the “Merger”) might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals and the approval of the shareholders of LegacyTexas might not be obtained or other conditions to completion of the merger set forth in the merger agreement might not be satisfied or waived; changes in economic conditions; legislative changes; changes in policies by regulatory agencies; fluctuations in interest rates; the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; ViewPoint’s ability to access cost-effective funding; fluctuations in real estate values and both residential and commercial real estate market conditions; demand for loans and deposits in ViewPoint’s market area; the industry-wide decline in mortgage production; competition; changes in management’s business strategies and other factors set forth in ViewPoint’s filings with the SEC.
ViewPoint does not undertake - and specifically declines any obligation - to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
Other Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ViewPoint has filed with the SEC a registration statement on Form S-4, which was declared effective by the SEC on April 9, 2014. The registration statement includes a proxy statement/prospectus, which was mailed in definitive form to the shareholders of LegacyTexas on April 15, 2014. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT LEGACYTEXAS, VIEWPOINT AND THE MERGER. Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by ViewPoint are available free of charge by accessing ViewPoint’s website (www.viewpointfinancialgroup.com, under “SEC Filings”) or by contacting Casey Farrell at (972) 801-5871.
The directors, executive officers and certain other members of management and employees of ViewPoint may be deemed to be participants in the solicitation of proxies in favor of the Merger from the shareholders of LegacyTexas. Information about the directors and executive officers of ViewPoint is included in ViewPoint’s proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. The directors, executive officers and certain other members of management and employees of LegacyTexas may also be deemed to be participants in the solicitation of proxies in favor of the Merger from the shareholders of LegacyTexas. Information about the directors and executive officers of LegacyTexas is included in the proxy statement/prospectus for the Merger.
Set forth below is the transcript from an investor conference call held by the Company on April 23, 2014. The presentation material referred to in the transcript was filed with the SEC on April 22, 2014 by the Company pursuant to Rule 425 under the Securities Act of 1933 under cover of a Current Report on Form 8-K.

April 23, 2014
ViewPoint Financial Group, Inc. (VPFG ) Q1 2014 Earnings Call
CORPORATE PARTICIPANTS
Scott A. Almy
Chief Risk Officer, Executive VP & General Counsel, ViewPoint Financial Group, Inc.
Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.
Kari J. Anderson
Senior VP, Interim Chief Financial Officer and Chief Accounting Officer, ViewPoint Financial Group, Inc.

OTHER PARTICIPANTS
Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.
Michael E. Rose
Analyst, Raymond James & Associates, Inc.
Brad Milsaps
Analyst, Sandler O'Neill & Partners LP
Matt Olney
Analyst, Stephens, Inc.
Andy W. Stapp
Analyst, MCG Securities LLC
Scott J. Valentin
Analyst, FBR Capital Markets & Co.
Gary P. Tenner
Analyst, D. A. Davidson & Co.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the ViewPoint Financial Group First Quarter 2014 Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded. I would now like to turn the conference over to Scott Almy, Executive Vice President, Chief Risk Officer and General Counsel. Please go ahead.

Scott A. Almy
Chief Risk Officer, Executive VP & General Counsel, ViewPoint Financial Group, Inc.

Thanks, Gary, and good morning, everyone. Welcome to the ViewPoint Financial Group first quarter 2014 earnings call. At this time, if you're logged into our webcast, please refer to the slide presentation available online, including our Safe Harbor Statement at slide 2. If you're participating only by phone, the slide presentation, including our Safe Harbor Statement, may be found on our website at viewpointfinancialgroup.com. All the statements during today's presentation are subject to that Safe Harbor Statement. I'm joined this morning by President and CEO, Kevin Hanigan, and Interim Chief Financial Officer and Chief Accounting Officer Kari Anderson. We'll take questions at the end of the presentation, if time permits. And at this time, I'll turn it over to Kevin.

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Thanks, Scott. Good morning, everyone, and thanks for joining us on the call. As we typically do, I will cover the first few pages of the slide deck, and then Kari will take us through the remainder. I'll provide some closing comments, and then time permitting as Scott said, we will entertain your questions. In summary, we had a strong quarter, with core earnings of $0.21, and really exceptional loan growth.

Looking at slide 3, we continue to execute on our commercial banking strategy. Our loans held for investment, excluding the Warehouse, grew nearly $158 million or 7.7% on a linked quarter basis. It is worth noting that $126 million of this loan growth occurred in the month of March, so very late in the quarter. This was our best loan growth quarter in our history, and exceeded the strong results from some prior quarters. I'll remind you that in the fourth quarter of 2013, our loans held for investment grew $116 million, in the third quarter it was $98 million, and then, the second quarter it was about $90 million.

Our quarterly income of $7.7 million resulted in core earnings of $0.21, and GAAP earnings of $0.20. Our net interest margin was 3.73%, down a bit from last quarter, but you might recall, we collected on a nonaccrual loan last quarter, which boosted our NIM by 7 basis points, and purchase accretion added 5 basis points in NIM during this quarter versus 10 basis points last quarter, so our core NIM is stable to slightly up over last quarter's.

We are making great progress on the completion of the Legacy merger. Turning to slide 4, you can see, we filed our S-4 on March 14, and it was declared effective by the SEC on April 9. Legacy shareholder meeting is scheduled for May 19. Regulatory approval is still pending, and our integration teams are in place, and have been working closely together since early January. Just a reminder, we will issue 7.85 million shares of common stock and approximately $115 million of cash at closing, which is still expected to occur in the second quarter.

On a pro forma basis, our combined total assets would be $5.4 billion, and deposits totaled $3.9 billion, with some 21% of those deposits in the non-interest-bearing demand deposit category.

On slide 5, you can see the great footprint and branch density we have. Pro forma, we rank number three in deposit market share among Texas independent banks in Dallas and Fort Worth. Number one in market share in the highly affluent Collin County, again, that's among independent banks. And we ranked number three in deposit market share in Collin County - excuse me, among all banks, where that market share being just slightly behind that of JPMorgan Chase and BofA.

Slide 6 provides a summary of our commercial bank transformation. As you can see, 77% of our loan portfolio is now commercial, 25% of our loans held for investment are now in C&I, up from just 1% in 2007. We have improved our deposit mix and funding cost, with our cost of our overall deposits now at 35 basis points. We plan to soon put a check mark in the Legacy merger box, which in our minds, completes our transformation to a commercial bank. This highly successful transformation has rewarded our shareholders with a total return of 137% since early December of 2011 when we announced the Highlands acquisition. This return significantly exceeds the returns on the S&P and often cited bank indices. With that, let me turn the call over to Kari.

Kari J. Anderson
Senior VP, Interim Chief Financial Officer and Chief Accounting Officer, ViewPoint Financial Group, Inc.

Thank you, Kevin. The chart on slide 7 shows our commercial interest income now makes up 60% of our earning asset mix, as we have successfully diversified from a heavy reliance on the consumer and securities portfolios. The last bar in the chart shows the pro forma of ViewPoint and Legacy as if combined as of the first quarter of 2014, showing further improvement of our commercial revenue mix to 65%, and also reducing the Warehouse Purchase Program mix from 12% to 8%.

Slide 8 shows the change in our average balances between the commercial portfolio and the Warehouse Purchase Program over the past year. As the Warehouse Purchase Program has declined, the commercial growth has surpassed its decline. Compared to first quarter of 2013, our commercial averages grew $475 million or 42%, while the Warehouse Purchase Program averages declined $291 million or 39%.

Slide 9 displays the strong commercial growth, broken out between C&I and CRE. C&I grew $104 million, linked quarter, while CRE grew $34 million, linked quarter. Energy lending, which is represented in the green, now makes up $213 million of our $544 million C&I portfolio.

Slide 10 shows the mix of deposits as we transitioned to a commercial bank, improving our non -interest-bearing demand deposits to 18%, compared to 10% in 2010. You can also see the decline in time deposits from 33% to 22%. Diversifying this mix has helped reduce our cost of deposits from 160 basis points in 2010 to 35 basis points as of Q1 2014.

Slide 11, you'll see our NIM has expanded to 3.73% for Q1 2014, up 9 basis points over the same time last year. As we've increased volume and higher yielding commercial loans, as well as lowered our time and demand deposit rate.

The net interest income graph shows our year-over-year growth, with a compounded average growth rate of 19%. Return on average assets and efficiency ratios in the two bottom graphs show improvements over prior years. However, you can see they were impacted in 2013 and 2014 by the investments in our growth strategy and cost to increase our franchise value.

Turning to slide 12, this shows our continued strong credit quality and our favorable comparison to the industry, with just

1.05% the NPAs-to-loans and OREOs, and just 0.06% in net charge-offs to average loans. Although NPAs are at a minimal of $23.2 million, this is up over linked quarter due to a $2.0 million C&I loan, which is not past due, but was placed on non-accrual due to a troubled debt restructured status. We also had a $558,000 CRE loan that was downgraded due to its past due status, but as a result of our collateral position in the loan no reserve has been allocated. And with that, I will turn it back over to Kevin.

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Great. Thanks, Kari. Before we look ahead, let me take a moment to reflect back over the past two years since the closing of the Highlands acquisition, and the build out the executive management team and the C&I platform.

Few years ago, we began to talk about this commercial bank transformation. We communicated the underpinnings of the transformation, which included to build out the C&I lending platform and continuing the success of our CRE and Mortgage Warehouse businesses. We talked about getting out of securities and in the commercial loans. We talked about using the strong earnings of our Mortgage Warehouse business to provide earnings cover to build out higher multiple businesses. We set out to change our deposit mix and our funding cost.

The intention of all these initiatives was to drive much better financial metrics and a higher valuation, which, in turn, will allow us to leverage our excess capital into a highly accretive, in-market, shareholder-friendly M&A transaction. All of these things happened, and they all happened within the last two years.

Our securities portfolio declined from roughly $900 million to $550 million or by about $350 million. It went from 35% of earning assets to what is today about 15% of earning assets, that is exactly where we targeted. We invested in and built out and are executing our C&I and loan growth strategies. Our deposit funding cost is now down to 35 basis points. The Warehouse business, as expected and as we have talked about, has shrunk, but the decline in the business has been more than offset by increases in the high multiple business of C&I, oil and gas and CRE.

So I'll go down a trip down memory lane for some self-adulation, you might ask, what's the point of all of this? Well, first of all, as I said earlier, we believe we have transformed into a commercial bank, and especially so, once we close the Legacy merger. Our earning assets look like that of a commercial bank. We have grown our non - interest-bearing deposits from 12% to 18.3% in the past two years. We are on record of saying we wanted to get to 20% before shooting for something higher. Lo and behold, LegacyTexas has approximately 26% non-interest- bearing deposits. So pro forma combined, we now exceed, or we will exceed 21%.

The second point is that there has been a very, very large-scale shift or remixing of our earning assets over the last two years. First, it was we were getting out the low-value securities and into high-value loans, and then, really since last June, it has been out of the Warehouse balances and into traditional commercial loans, C&I, oil and gas and CRE. With all of this remixing, our earning assets have grown more valuable, but they have really not grown in terms of overall totals. In a way, our growth has been masked by this remixing, but our company is clearly more valuable.

We may well now be entering a phase where our loan growth, which has been strong and has been increasing, drives meaningful increases in our earning assets. So, as we look ahead, we'll talk less about the commercial bank transformation in the future and more about what is on slide 13. First and foremost, the integration of Legacy and what it does for our company. We will talk about our growth initiatives, organic, hiring talented bankers and selective sensible acquisitions. We will work to diversify our revenue sources both interest and non-interest income. We will focus on expense management, there are lots of cost saves with the Legacy merger, we announced 35% cost saves or roughly $17.5 million, and continue to feel good about that number. Finally, we intend to maintain strong asset quality and be very strategic in how we deploy our capital. With that, let's open it up for questions.

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] The first question comes from Brady Gailey with KBW. Please go ahead.

Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.

Hey, good morning guys.
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Good morning.
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Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.

My first question is about the margin. When you look at the Legacy Bank coming in, when you look at the fact that you'll be moving from kind of less sort of remix to more of a growth hitting the bottom line. How do you think the margin shakes out for the back half of the year, is it flat, is it up a little bit? What's your margin outlook?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

I would call it, Brady, flat to slightly up, probably. I think if you just - if you went into the call reports for Legacy in the first quarter call report hasn't been filed yet, but will be filed soon. So I can't talk about that, but their margin's been running slightly higher than, if you will, our core margin. They've been running close to 3.80%-ish in terms of a net interest margin as a company. And if I just look back, Brady, over the last several quarters for us, and strip out accretion and then strip out any positive impact or negative impact from the collection or not collecting interest on a non-accrual loan resolution issue, so if I just strip that out for this quarter, obviously, we go from a 3.73% to a 3.68%, if - because we had 5 basis points of accretion.

Last quarter, we reported 3.83%, but that had about 7 basis points of one-time items we collected on some non- accrual interest, and about 10 basis points of accretion. Stripping that out, 3.66%; prior quarter stripping it out, 3.61%; prior to that, 3.54%; and going back into the, I guess, now we're back into the first quarter of 2013, it was 3.53%. So we have been inching it up out of, basically, our core business. I would expect it to continue to inch up a little bit, and be impacted positively by the Legacy transaction. Again, Legacy alone has got 26% non-interest- bearing deposit very low fund, very low, very stable funding cost. So I think, it trends up, but not in big numbers.
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Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.

Okay. All right. And then, when you talk about the remixing, slowing down, allowing more of the growth to actually hit the bottom line, do you think that the Warehouse, the average balances in the Warehouse are close to bottoming or is there still a little more downside there.
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

I think, the next couple of months are really going to tell us a lot about the rest of the year and the future of the Warehouse business. We're entering the season, if you will, we traditionally, not in the last couple of years, but just traditionally, over long periods of time, the fourth quarter and the first quarter are usually pretty slow in the business, that was masked, but in the couple of prior years by the refi boom that just continued on throughout those traditionally slow periods of time.

This, the first quarter this year, obviously, was probably impacted in the cold weather states. I don't think many people are out looking for houses in the first quarter or first part of the first quarter. So we'll see how the second quarter does, I would think it will trend slightly upward from where we are today, and I'm going to say that industry-wide, that doesn't mean individual portfolios could trend upward or downward. I think, in our case, notwithstanding, either the loss or us walking away from a client, we've had a few deals come back in at margins that are been just enough that we said no más. So, I could also see a scenario, not saying this would happen, and I don't foresee it happening, but if margins just got so thin, even if the business was growing where we could be flat to slightly down.

Now, again, I don't expect that to happen in the next quarter, but over a long term, we'll see where the margin ends up in this business, for us, as an individual institution. But I think, for the business, the second and third quarters ought to be pretty good, and then, the fourth quarter will return to some form of weakness. We're very fortunate, maybe it's because of where we are, where we've got very talented lending teams that were able to replace, and then some, any declines so far and they've been large in the Warehouse business, with what I would call, more highly valued assets.
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Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.

Okay. And then finally, a decent amount of your loan growth continue to be driven by energy. Can you just remind us the energy credits that you're bringing on the balance sheet, are these deals where ViewPoint is the agent or a participant or what's the mix there?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah, and look, I want to go back in couple of quarters, I guess, we started this in May of last year. So, what we said then is, we thought we'd be really good at this business, and we are, and we're going to be. We have a really talented team, and then, we thought long term about half of our business would be where we would be the sole or agent bank, and the other half would be where we would be buying in the club deals from someone else, and it's the usual local suspects that we think are great underwriters, and think like we do in terms of how to underwrite.

In the early days, Brady, the most of what we've booked early on was in the club deals. The club deals are, you show up to a bank meeting with an engineering staff, and two or three weeks later, you fund the deal, so that you can put volume on in a hurry, and that's what happened early while we were out calling on, kind of, a core customer that would be our customer.

So today, we have 18 clients, 6 of those 18 are, we are the sole bank or the agent bank, and the other 12 are syndicated deals, and I will tell you, 4 of the 6, that we're the sole or agent bank, came on our books in the first quarter of this year. So, as we built out the team, it went from one man, we hired a second person during the quarter, and I'll tell you, we hired a third one early in this quarter. As we built out the team, I think, we're going to still get to that, that stage, longer term, where about half of our business is us only, and the other half will be us clubbing up with local guys. We have clubbed up with some of the bigger banks, but for the most part, it's been TCBI [Texas Capital BancShares, Inc.] and IBTX [Independent Bank Group, Inc.].
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Brady Gailey
Analyst, Keefe, Bruyette & Woods, Inc.

Okay, great. Thanks for the color, Kevin.
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Operator: The next question comes from Michael Rose with Raymond James. Please go ahead.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

Hey, good morning, guys. How are you?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Good morning, Michael.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

Hey, just kind of a follow-up on Brady's question. If I look at the energy loans, you're about 9.5% of total loans, ex mortgage - ex the mortgage business. How comfortable are you in continuing to grow that, what's the comfortable size of the portfolio, and I assume, those credits are at a lower spread than what your core loan yield is. Can you give us some color on pricing, and what that does to your margin outlook, as that business continues to grow? Thanks.
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah, sure. I'll be glad to do that, and it's a good question. I don't tend to think of it as percentage of the loan portfolio. We scale everything as percentage of capital, and as things approach, like the Warehouse several - a year-and-a-half ago, it was approaching 300% of capital. I think, we've topped out of it, like 267% or 268%. We were saying, we're not going to let it go above 300%, we're not going to let it go above 300%. That's not to say, oil and gas would get to 300%, it's a very small percentage of our capital today. If we just say, we have unimpaired capital of $500 million, it's 40% of the capital. So, it's a relatively smaller number today.

Over a long period of time, if that portfolio grew to be 200% of capital or slightly above that, it wouldn't necessarily concern us because of the long, long history that all of us here who've done this together as a team, and realize the guy we hired used to work with the Chief Credit Officer Mark Williamson and myself, so we've got kind of an old team back together. Our loss given default over a very, very long period of time, has been zero, zero, and I'm talking over 25 years of zero. So it's an asset class we're comfortable with, and we don't mind it growing.

Now, in terms of margins, believe it or not, if we look at the volume for the first quarter, so Middle Market Lending, corporate banking, small business lending, they put on $58 million worth of new volume, and that was five new clients and fund ups on about another five or six.

Oil and gas was $46 million worth of volume, and that was five new clients, and they had some increases to some existing clientèle, I think, four or five of them increased either their commitment levels or their borrowings. Oil and gas, actually, for the quarter, was pretty good. The weighted average coupon was 4.12% on the fundings, which is traditionally higher than it's been, that's usually a high-threes kind of number in oil and gas, all in.

And believe it or not, this is the first quarter for corporate banking that it was below 4%, just slightly below 4%, but that was driven largely by one, a pretty large deal, that we did an underwriting on, and we'll sell -down part of that in this quarter. So, it was driven by one deal, that I think, when we sell it down, and we're very confident we'll sell it down, and we bring in some of the underwriting fees, as we look back at that, what [ph] will that as a (23:27) quarter where it was really over 4%.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

Okay. That's helpful. And then, just as a follow-up, if I look at your reserves to loans, ex the Warehouse balances, you're about 88 basis points, and obviously, the commercial mix has improved from about 16% to 23% year -over- year, is there an absolute level of reserves to loans, ex the Warehouse, that you're comfortable...
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

...in driving that ratio down to, or is there a point where there's kind of an absolute bottom?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Well, I think, there's always an absolute level where you say, where it just feels low. I mean, we've got a methodology, and that methodology is driven by economic factors and just a feel for the economy, and it's driven by a history of loss given default, in businesses where we have a long enough history to look at loss given default. And really, the only business we have that we have a long enough history in is commercial real estate, where most people are putting up pretty good reserves on newly generated real estate deals. Our loss given default, has been so low, and it's a big asset class that helps, somewhat, explain why ours is maybe a little lower to industry.

The other explanation is, what we take out of the denominator when we think about it, is we take out mark loans. If we made an acquisition, and there's a mark against those loans, we take it out of the denominator, we kind of look at it that way, and we're close to 90 basis points, I think, 94 basis points on that basis, Kari? But I think, that is about our low level on the comfort level. So, where it goes from here is driven by the type of asset classes we book. What the historical loss given default is, and if we don't have our own historical loss given default, we go to Moody's KMV or something like that, and give an industry number for provisioning.

And we're going through a process in the merger, Legacy does their ALLL a little differently than we do it. Their company has historically run at above 1.5% ALLL to loans. So I think, we're at the very low point of where we should be.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

Okay, it's helpful. And just one quick housekeeping question, any change in pipelines quarter to quarter?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

It's how business comes on is always interesting to me. We started off this first quarter pretty slow, and then, I think we booked $126 million [ph] (25:55) loans through the month of March, and about $78 million of that in the last 10 days of March. I mean, so it came on pretty heavy in March, so we didn't get a whole lot of earnings left out of those assets. But we started off April really pretty strong, and I mean, right out of the gate to me within the first couple of days, we funded some nice deals.

So, this quarter is going to look a whole lot different in terms of when it comes on. So, in terms of pipeline and volumes, it feels pretty good to us.
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Michael E. Rose
Analyst, Raymond James & Associates, Inc.

Great. Thanks for taking my questions.
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Operator: The next question comes from Brad Milsaps with Sandler O'Neill. Please go ahead.
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Brad Milsaps
Analyst, Sandler O'Neill & Partners LP

Hey, good morning.
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Hey, Brad.
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Brad Milsaps
Analyst, Sandler O'Neill & Partners LP

Kevin, maybe you comment a little bit on expenses, really well controlled in the first quarter, and on a year -over- year basis. Bit of an outlook there, and just curious, kind of, what your hiring plans might be, maybe some of those might be on hold with the Legacy deal closing, but just, any thoughts on new hires during the quarter or going into the second third?
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Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah. So, expenses were down over the fourth quarter, our merger-related expenses were down at about $500,000. Advertising expenses was - we've kind of stepped back on advertising until we rebrand ourselves, going forward with Legacy. And I just think, we had some professional services in the fourth quarter, as we were looking at the systems, and getting some views from the outside, our system versus the Legacy system from some other folks within the industry coming and looking at the two systems and our strategy. And then, I think we'd spent some money in the fourth quarter on occupancy, dressing up a couple of our buildings and just some simple things.

And then, salary and benefits were down a couple hundred grand as well over the fourth quarter. We've hired one person only in the first quarter, and we're still out there looking to hire folks, but when we look at the lending staff and the talented lending staff that's at Legacy, there's about 24 of them that are regular producers, and that's about it for us, about a doubling of our lending staff. So, we've got 24 new lenders coming on, they're coming into a situation with a much higher loan limit. And I think, one of our challenges is to free them up into that loan limit and look at some deals, where maybe they did some bigger deals and have sell-off participations, that you could either buyback or you don't have to participate out in the future.

So, I think, our lending staffs together are going to be pretty formidable. If we go from roughly 25 lenders to roughly 50, we would be doubling the number of feet we have out on the street, with a pretty good franchise footprint and loan limit, I look for that to be pretty good.

Longer term, I think we can operate this company closer to 55% in the efficiency ratio line. Hey, we've had a quarter or two where we got below 60%, and we're in the low 60s, and that it gets lumpy, because when you hire some folks it gets lumpy for a little while, and it will be that way, because we're always going to hire folks. So, that's not to say we're just going to be at 55% or 54% or 57% and be stable, I may be explaining to you why we're at 59% or 61% one quarter because we had a chance to hire a team and they haven't yet produced.

But longer term, as I look at just the cost saves across the board, and we are deep into the process, obviously, with Legacy now, we've been doing it [ph] ahead (29:28) for 15 months of talking, and really since January, almost every day. And, we are really focused on expenses, and we really think longer term, we can operate the company at way closer to 55%, even - and that's pretty good for a growth company.
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Brad Milsaps
Analyst, Sandler O'Neill & Partners LP

Okay, great. That's great color. And then, just one housekeeping question. Tax rate was a little higher this quarter, I think, it was maybe about the same as was a year ago. Any change there, or any change as Legacy comes on, that you'd expect in the tax rate?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

No, actually Brad, if I was to look at that, and I would just say last quarter was more of the outlier than this quarter or the prior quarter. So, I think, this quarter is kind of how we are, and as we get longer term into some businesses, it's got more tax advantage to it, either the leasing business or something like that, but for now, I think this quarter's tax rate is a good way to build on.
...

Brad Milsaps
Analyst, Sandler O'Neill & Partners LP

Okay, great. Thank you.
...

Operator: The next question comes from Matt Olney with Stephens. Please go ahead.
...

Matt Olney
Analyst, Stephens, Inc.

Hey, thanks. Good morning, guys.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Good morning.
...

Matt Olney
Analyst, Stephens, Inc.

Hey, Kevin, first of all, congratulations on the first quarter, and also, congratulations on the last two years, the transformation, it's been impressive. So, going back to the previous discussion, I want to make sure I understand your thoughts around hiring new commercial lenders.
...
Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Sure.
...

Matt Olney
Analyst, Stephens, Inc.

It sounds like, that you are looking to hire additional commercial lenders, that perhaps, if not, as an important initiative as it has been over the last two years, because of the Legacy team coming over, is that fair?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

No. I think it's always going to be an important initiative. We have our - just like we have our target list of what banks might make sense for us to join up with, our top 10 list. We've got in our minds the top 15 or 20 lenders that we would like to recruit into the company. While there was only one in the first quarter, most folks settle up bonuses in February or March, and become more free agents right about the end of March, in early April. So, it's not that we're not out looking.

I think, part of why we only have one in the first quarter is everybody was waiting for bonuses, and we were really, really busy boarding new customers. The guys who were normally doing this are our lenders, who know a lender that it's company X, Y and Z and they're out for lunch with them, out having a drink with them, and that's what starts the recruiting process, and then they pull in Tom Swiley, who runs lending for us, or myself. We were just really, really busy boarding all these loans.
...

Matt Olney
Analyst, Stephens, Inc.

So how would you compare the pipeline for new hires today versus a year ago at this time?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

The same, but slightly better.
...

Matt Olney
Analyst, Stephens, Inc.

Okay. And then switching gears, you may have mentioned this in your prepared remarks, but at what point in the quarter do you expect the Legacy deal to close?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Their shareholder meeting is in May, so I'm going to give it a 50/50 shot, but if we're ready to do it at the end of the May, we would do it June 1, and if we're not, it would be July 1, we'll probably wouldn't know that for another week or two. We still have regulatory approval. I will tell you that all our discussions with the regulators have been very positive at this stage of the game, but it is in their hands, not our hands, but it's been very positive. We're not particularly worried about anything.

We want to make sure we're ready. So, if we don't feel like we're ready June 1 for whatever reason, we will pull the trigger, if we are, we will. And I wish I could be more clear to you, and I understand in terms of trying to put together a model for the rest of this year that has an impact 30 days worth of Legacy earnings, and I'm not going to say - their first order will be out soon, everybody will see it as long as you pull up call report. But last year, they made it roughly $30 million pre-tax, and you call that $2.5 million a month, that's $2.5 million pre -tax, but that won't be in whatever you're modeling. And I wish, I could tell you, I just don't know yet. But I'm pretty confident, it'll be either June 1 or July 1.
...

Matt Olney
Analyst, Stephens, Inc.

And any change, Kevin, in terms of what the pro forma capital ratio that you expect upon closing, I think we set around 10% TCE [tangible common equity] ratio?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah, it was originally modeled at 10.2%, when we had our conference call in November announcing the merger. Obviously, that is impacted by: A, Legacy's performance, whether it's better or worse than planned, and let's just say, they're doing pretty well. It's impacted by anticipated closing date, right? It's either going to come into EPS if it closes early, or it's going to come in to TCE if it closes later, but the biggest growing factor is our currency. I mean, this is a fixed exchange ratio deal, and our currency has gone up since then. So, the waiting, if you will, of the dollars that go out, have gone towards stock versus the fixed amount of cash is $115 and slight change. But I think, it's still going to be high 9s, low 10s.
...
Matt Olney

Analyst, Stephens, Inc.

Okay. Thanks, Kevin.
...

Operator: The next question comes from Andy Stapp with Merion Capital Group. Please go ahead.
...

Andy W. Stapp
Analyst, MCG Securities LLC

Good morning. A nice quarter.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Thanks, Andy.
...

Andy W. Stapp
Analyst, MCG Securities LLC

The deposit growth that you generated was much stronger than we expected, how sustainable is this growth?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

I think, it better be sustainable, it better be sustainable at even higher levels in my mind. I think of it like this, the first couple of years, one of the big focuses was getting our deposit funding cost down. We reintroduced for just that purpose, and maybe just this conversation, Andy, that, that the deposit funding costs slide, I can't remember which number it is, but it's in the slide deck that shows how much of that's come down.

So, really over the last couple years, banks have just had this massive influx of deposits. And maybe we didn't, because we were so focused on driving down deposit costs in the early stages of that drive down. And it's just two years ago or a little over two years ago that deposit funding costs was in the 120s, it is down 35 basis points. We sat around the very room I'm in today, and said if we lost $70 million or $100 million worth of deposits to drive deposit funding cost down to 40 basis points, we don't care, because we were awash in liquidity, we had $900 million worth of bonds. It was the perfect time to reduce deposit cost and test the deposit franchise, if you will.

That game is over. Okay, the securities portfolio is gone, as I said from 35% of earning assets down to 15%, post closing as we look at it, it's probably right at 14%, between the two companies together, because we got to deliver $115 million worth of cash to the Legacy shareholders. We are now focused on building our core deposit franchise, and I said, we started the month strong in terms of loan growth. We started the month very strong in terms of deposit growth, so I would be disappointed in us, if we didn't have another really good deposit growth quarter.
...

Andy W. Stapp
Analyst, MCG Securities LLC

Okay.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

But I expect that we will, I think it's very sustainable.
...

Andy W. Stapp
Analyst, MCG Securities LLC

Okay. And the decline in the yield on WPP loans surprised us a little bit, given that the tenure was relatively steady quarter-to-quarter. Can you provide some color on that?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah, I wouldn't look to the tenure to give you any indication, other than volumes in the Mortgage business. I mean, because these are not being predicated off the coupon on the loan delivered. That, if the pricing here is driven by a massive overcapacity of Warehouse lending lines in the business, when the business has been cut as much it has, when you get massive overcapacity there is pricing pressure. And I know people said a year ago, not us, but I did hear from other folks that they thought pricing would go up in Mortgage Warehouse and we sat in this room and scratched our heads saying there's no way it's going down.

I think, we've held our own pretty well, last quarter, it was only down nominally, this quarter it was down much bigger, 15 basis points. But if you look at the other providers in the business that break it out as a separate line item in earnings release, last quarter we held our own better than almost all of them. We'll see when the rest of the reports come out, how we hold our own here, but I will tell you there is continued pricing pressure. That 3.64% we reported, I will assure you it will be slightly less than that when we're talking at the end of the next quarter, it will not be higher.
...

Andy W. Stapp
Analyst, MCG Securities LLC

Okay. All right. Thank you.
...

Operator: The next question comes from Scott Valentin with FBR Capital Markets. Please go ahead.
...

Scott J. Valentin
Analyst, FBR Capital Markets & Co.

Good morning. Thanks for taking my question. Just with regard to Legacy, just wondering, typically after a transaction or an acquisition there's some runoff of deposits and loans, just wondering what you guys may be thinking about in terms of potential runoff?
.......................................................................................................................................................................................................

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

We're not expecting any, even where we look at branch closures, the old map on branch closures is still pretty good that you don't want to close something outside of three-mile radius. But you used to worry that you can lose 15% or 20% of deposits, if you close something outside of a three-mile radius, because of the advent of all the other ways to access your deposit account, online banking, debit cards and everything else.

I think, today's map, even if you go outside the three-mile radius slightly, those numbers are probably 7% to 10%, they might even be as low as 5% in some instances. And this is not - I would distinguish this in this manner, Legacy has been around for 50 years, this is not some de novo that has a ton of deposits from 300 shareholders. First of all, it's a Sub-S that has about 100 shareholders. So your typical de novo, that is backed by its shareholders and lots of deposits from shareholders, and you do an acquisition with them, somebody that was - came out of the ground in 2004, 2005 or 2006. You worry about deposit loss. You worry about those guys who are shareholders there, but aren't big players here, that kind of move on. Here, that's just not - this is a very long-term, stable base of deposits. I was out with, I don't know how many of their customers in an event last night, they have been banking with this company for a very long period of time. So, we talked about that, probably months ago, and I will tell you that across the board and the executive team, it's just not something we're worried about.
...

Scott J. Valentin
Analyst, FBR Capital Markets & Co.

Okay. And then, you mentioned the focus on growth now. Now you've repositioned the balance sheet to be a commercial bank. In terms of M&A, I mean, how long of a pause do you take with regard to Legacy closing now getting integrated? And then, I guess capital levels, so will it be okay, it will be around 10%, call it high -9s, tangible common equity, so it's not like capital will be holding you back on a deal. But just wondering, if it's a pause you take here? And then, post-Legacy, do you now - does your list of banks change at all, because you're a bigger bank and kind of a - to move the needle, you'll need bigger, bigger targets.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Yeah, but I would say, Andy (sic) [Scott] (41:00), the list has certainly changed. It's already changed. We know what the new list is, if you will. We've modeled some of most of the new list. Some of the old names are still on there, some of the old names have dropped off. Size-wise, we said before, it had to be at least $0.5 billion and up to a $1.5 billion. Obviously, we could probably do something a little bigger than that now.

To do something smaller than $0.5 billion, it would really have to be unique. It would have to tuck us in to something that was really special. Doing a $300 million deal takes a lot of time, and takes a lot of executive time, so I wouldn't look for us to do any really small deals. The shift in our listing, where number two might now be number five or six, is more about footprint and strategy than it is about size or anything else. We're still focused very myopically on Dallas/Fort Worth, we think there's plenty to do right here.

We're not very big in Fort Worth, Legacy brings us into Fort Worth with three branches, and it would be great lending team out there. We want to expand upon that, organically and otherwise. In terms of timing, we know what makes sense for us to do next. We have a new number one target, and a new number one, number two target. Really important, we get this one put together, and put together right. But that doesn't mean we're not thinking about what we do next, it's just not going be right now.
.......................................................................................................................................................................................................

Scott J. Valentin
Analyst, FBR Capital Markets & Co.

Okay. Thanks. And then, on the loan growth, obviously, some of loan growth this quarter is much stronger than we expected. And you just mentioned the pipeline for April looking - started strong. So, I mean, is it - I guess, the number - was the first quarter kind of an outlier in your mind, or is it kind of representative of what you think the franchise can do going forward?
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

It was awfully good, it was awfully good. We'll see whether that - I tended to think of us as kind of a 120-ish per quarter, and this was obviously, better than that. This is not a journey towards everything, it's just kind of stable and moves, it's - we're small enough still, Andy, where we can get lumpy. That's not to say, I don't think we're going to continue to improve upon. We went from 90 to 98 to 116 to 150, it's 7 or 8. I think of us as a 120, the better kind of a core asset generator, on our own, and again, we've got 25 new lenders coming on.
...

Scott J. Valentin
Analyst, FBR Capital Markets & Co.

Okay. All right. Thanks very much.
...

Operator: The next question comes from Gary Tenner with D.A. Davidson. Please go ahead.
...

Gary P. Tenner
Analyst, D. A. Davidson & Co.

Hi, my questions are answered. Great quarter, guys.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Great, thank you. And, I apologize; I was talking to Scott there. I thought I was probably still talking to Andy. I apologize, Scott.
...

Operator: This concludes the question-and-answer session. I would like to turn the conference back over to
Kevin Hanigan for any closing remarks.
...

Kevin J. Hanigan
President, Chief Executive Officer & Director, ViewPoint Financial Group, Inc.

Thank you, and thank you, again for joining us. Again, we had a really good quarter. I think, we positioned this company to start growing its earning assets from here, rather than remixing them, and that may be a very important part of the story. And we really look forward to talking to you all the next quarter, which will be some time in July, that's when we post the Legacy deal, and we can talk a lot more about what we've done and what we feel about on the Legacy transaction. So, between now and then, I look forward to seeing you guys out on the road, or when you come in to town, but we appreciate your interest, and we'll see you soon.
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Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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